UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025101
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025101	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LDR Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,237,059

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,237,059

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,237,059

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.23%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

CUSIP No. 963025101	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lawrence D. Raiman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,237,059

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,237,059

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,237,059

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.23%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN; HC

CUSIP No. 963025101	13G	Page 4 of 6 Pages

Item 1.

 (a)    Name of Issuer

Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

 (b)    Address of Issuer's Principal Executive Offices

Riversedge North
2529 Virginia Beach Boulevard, Suite 200
Virginia Beach, Virginia 23452

Item 2.

 (a)  Name of Person Filing

 (b)  Address of the Principal Office or, if none, residence

 (c)  Citizenship

This Schedule 13G is being filed on behalf of (i) LDR Capital Management, LLC, a Delaware limited liability company (“LDR”), and (ii) Lawrence D. Raiman, an individual who is a citizen of the United States of America (“Mr. Raiman,” together with LDR, the “Reporting Persons”).

LDR serves as the investment manager to each of (i) LDR Preferred Income Fund, LLC, a Delaware limited liability company (“LDR Fund”), and (ii) nine managed accounts (collectively, the “Managed Accounts”). In such capacity, LDR exercises voting and investment power over the shares of Common Stock (as defined below) held for the account of LDR Fund and each of the Managed Accounts. LDR is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Mr. Raiman is the Sole Manager, President, and Chief Executive Officer of LDR.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 410 Park Avenue, Suite 910, New York, New York 10022.

 (d)    Title of Class of Securities

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

 (e)    CUSIP Number

963025101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 963025101	13G	Page 5 of 6 Pages

Item 4.  Ownership.

(a)	and (b)

As of the close of business on December 31, 2016, each of the Reporting Persons may be deemed to have beneficial ownership of 4,237,059 shares of Common Stock, which consists of (i) 2,640,926 shares of Common Stock held for the account of LDR Fund, and (ii) 1,596,133 shares of Common Stock in the aggregate held for the accounts of the Managed Accounts, and all such shares of Common Stock represent beneficial ownership of approximately 6.23% of the Common Stock, based on 68,030,549 shares of Common Stock issued and outstanding as of December 31, 2016.

(c) Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or direct the vote: 0.

(ii)	Shared power to vote or direct the vote: 4,237,059.

(iii)	Sole power to dispose or direct the disposition: 0.

(iv)	Shared power to dispose or direct the disposition: 4,237,059.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 963025101	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017
LDR CAPITAL MANAGEMENT, LLC

By:	/s/ Lawrence D. Raiman
Lawrence D. Raiman, Sole Manager,
President and Chief Executive Officer

/s/ Lawrence D. Raiman
Lawrence D. Raiman

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2017

LDR CAPITAL MANAGEMENT, LLC

By:	/s/ Lawrence D. Raiman
Lawrence D. Raiman, Sole Manager, President and Chief Executive Officer

/s/ Lawrence D. Raiman
Lawrence D. Raiman